UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-42255

Autozi Internet Technology (Global) Ltd.

(Exact name of registrant as specified in its charter)

Room 204, Building A,

Intelligence Park No. 26 Yongtaizhuang North Road,

Haidian District, Beijing, China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Entry into a Material Definitive Agreement and Unregistered Sale of Equity Securities.

On June 22, 2026, Autozi Internet Technology (Global) Ltd. (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with an accredited investor (the “Investor”). Pursuant to the Purchase Agreement, the Company agreed to sell, and the Investor agreed to purchase, a new series of Advance Promissory Notes of the Company, in the aggregate original principal amount of up to $5,250,000, which are convertible into Class A ordinary shares of the Company (“Ordinary Shares”). The transactions contemplated under the Purchase Agreement (the “Transactions”) closed on June 23, 2026 (“Closing”). Upon Closing, the Company issued an advance promissory note in the aggregate principal amount of $2,750,000 (the “Initial Note”). Additionally, from the Closing until the twenty-first month anniversary of the Closing, the Investor shall have the option, upon five Business Days’ (as defined in the Purchase Agreement) notice, to cause the Company to issue an additional $2,500,000 in aggregate principal amount of advance promissory notes (each, an “Additional Note” and, together with the Initial Note, the “Notes”).

The Initial Note was issued at an original issue discount of 4.0%, with each $1,000 principal amount of Initial Note being purchased at a price of approximately $960.00. The Initial Note bears interest at a rate of 9.25% per annum and has a maturity date of June 23, 2027. The Additional Notes, if and when issued, have terms that are substantially similar to the terms of the Initial Note.

The Notes are convertible at the option of the Investor into Ordinary Shares (the “Conversion Shares”) at a conversion rate equal to (i) 110% of the sum of the principal, interest and any late charges of the Note or any applicable unpaid amounts (the “Conversion Amount”) divided by (ii) the applicable conversion price (the “Conversion Price”). The initial Conversion Price is equal to the closing sale price of the Company’s Ordinary Shares on the trading day prior to the Closing, subject to adjustment as provided in the Notes, including without limitation, in the event of any subsequent dilutive issuance at a price lower than the Conversion Price then in effect. The Conversion Price will reset every three months after the Closing to the lower of (i) the Conversion Price then in effect and (ii) 93% of the lowest daily VWAP of the Ordinary Shares in the prior 10 trading day period.

Upon the occurrence of an Event of Default (as defined in the Notes), the holder of Notes may, at its option, convert any portion of the outstanding and unpaid Conversion Amount into Ordinary Shares at a conversion rate equal to (i) 125% of the Conversion Amount divided by (ii) the Alternate Conversion Price. The “Alternate Conversion Price” equals the lower of (i) the Conversion Price then in effect and (ii) the greater of (A) 93% of the lowest VWAP of the Ordinary Shares during the 10 consecutive trading day period ending and including the trading day immediately preceding the delivery or deemed delivery of the applicable conversion notice and (B) a floor price of $0.288 per share, subject to adjustment as provided in the Notes.

The Company may redeem the Notes in cash at a price that is equal to (i) prior to the three (3) month anniversary of the Closing, 110% of the outstanding amount of Notes being redeemed, (ii) following the three (3) month anniversary of the Closing until the six (6) month anniversary of the Closing, 114% of the outstanding amount of Notes being redeemed and (iii) following the six (6) month anniversary of the Closing, 118% of the outstanding amount of Notes being redeemed, plus accrued and unpaid interest, late charges and other amounts due. The Company must provide at least 30 days’ prior written notice, and any such redemption notice is irrevocable. The Notes cannot be redeemed if an Event of Default has occurred and is continuing. In addition, in the event of a Subsequent Placement (as defined in the Purchase Agreement), the Investor may require the Company to redeem up to 30% of the gross proceeds from such placement at 100% of the outstanding amount, payable within five trading days of the Company’s receipt of a redemption notice.

In connection with the Transactions, the Company paid a placement agent fee of 1.0% of the gross proceeds received by the Company.

In connection with the foregoing, the Company relied upon the exemption from registration provided by Section 4(a)(2) under the Securities Act of 1933, as amended, and Rule 506(b) of Regulation D promulgated thereunder for transactions not involving a public offering.

The Purchase Agreement and form of Note are filed as Exhibits 10.1 and 4.1, respectively, to this Report of Foreign Private Issuer on Form 6-K and are incorporated herein by reference. The above descriptions of the terms of the Purchase Agreement and form of Note are qualified in their entirety by reference to such exhibits.

On June [24], 2026, the Company published a press release announcing the Transactions, a copy of which is attached herein as Exhibit 99.1.

Exhibits Index

Exhibit No.	Description

4.1	Form of Advance Promissory Note
10.1	Securities Purchase Agreement, dated June 22, 2026, by and between the Company and the Investor
99.1	Press Release

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June [24], 2026

Autozi Internet Technology (Global) Ltd.

By:	/s/ Houqi Zhang
Name:	Houqi Zhang
Title:	CEO and Chairman of the Board